Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

SEI STRUCTURED CREDIT FUND, LP

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid		$83,400,000.00	0.0001476	$12,309.84

Total Transaction Valuation:		$83,400,000.00
Total Fees Due for Filing:				$12,309.84
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$12,309.84